Contact

www.linkedin.com/in/josh-balz-9baa8520a (LinkedIn)

Top Skills

Sales & Marketing
Strategic Relationships
Sales Execution

Josh Balz

Owner at The Strange And Unusual
Kingston

Experience

Horror Hub

Co-Owner
March 2021 - Present (1 year 2 months)

A multi vendor marketplace connecting both buyers and sellers of horror merchandise.

Parlor Root Beer

Co-Owner
March 2021 - Present (1 year 2 months)
Scranton, Pennsylvania, United States

We strive to make the highest quality rock n' roll craft soda. Drink more f*cking root beer.

Noir Dark Spirits

Owner
December 2020 - Present (1 year 5 months)
Scranton, Pennsylvania, United States

Located on the corner of Penn Ave and Linden Street, this tapas bar specializes in fine cocktails and one of a kind fare, Our unique menu, created in collaboration with Chef David Ciminelli, offers shareable bites of contemporary cuisine, contributing to Noir's encapsulating atmosphere. Quench your thirst with one of our meticulously crafted speciality cocktails and go beyond the norm with everything that Noir has to offer.

Batty Fang Salon

Owner
February 2019 - Present (3 years 3 months)
Wilkes-Barre, Pennsylvania, United States

A full service salon located in Wilkes-Barre Pennsylvania where expression and creativity through personal self image is celebrated.

Steamy Hallows Coffee Potion

Owner
January 2019 - Present (3 years 4 months)
Kingston, Pennsylvania, United States

A witchy goth coffee shop with amazing coffee potion drinks & home made cookies in an immersive atmosphere that celebrates all things witchy and halloween!

The Strange And Unusual
Owner
December 2013 - Present (8 years 5 months)
Kingston, Pennsylvania, United States

We provide one-of-a-kind goods and unique collectible items for you, your home, and The Strange and Unusual People in your life.

Motionless in White
Keyboards / Backing Vocals
February 2006 - January 2017 (11 years)
Scranton, Pennsylvania, United States

I was in a band, but now i'm not.